United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

February 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

VALE — 2007 Production Report
RIDING THE WINDS OF GROWTH
Rio de Janeiro, February 15, 2008 — Companhia Vale do Rio Doce (VALE) maintained its growth path, with another year of outstanding operational performance, with record production of iron ore (296 million metric tons), pellets (17.6 million metric tons), finished nickel (247,900 metric tons), copper (284,000 metric tons), bauxite (9.1 million metric tons), alumina (4.3 million metric tons), aluminum (551,000 metric tons), kaolin (1.3 million metric tons), and cobalt (2,500 metric tons)1.
This performance derives from the growth process set in motion since the beginning of this decade, through the development and conclusion of twenty large greenfield and brownfield projects in several segments of the mining industry, successful acquisitions and productivity gains. As a consequence, our total aggregate production enjoyed growth of 11.6%2 per annum between 2003-2007.
Carajás, a wealthy mineral province in North of Brazil with the largest and the best iron ore deposits in the world, reached a historic level of one billion mt of iron ore production accumulated since the start-up in 1985. In its first year, Carajás produced was just 4.5 Mt, and only achieved the level of 100 Mt of accumulated production in 1990. In 1994, the accumulated production reached 250 Mt, hitting the 500 Mt mark in 2000. The first 1 billion mt was achieved on October 25, 2007 and by year-end it had accumulated 1.019 billion mt.
The initial nameplate production capacity, of 35 Mt, was reached in 1993, and in 1997 annual output was 43.8 Mt. Therefore, with the 91.7 Mt reached in 2007, Carajás iron ore production more than doubled over the last ten years, increasing by 109.4%.
Carajás accumulated iron ore production

[1]	mt=metric tons, Mt=million metric tons, kt=thousand metric tons

[2]	Index encompassing the production of all products produced by Vale, expressed in equivalent iron ore production unit basis

FERROUS MINERALS
- Iron ore — 296 million metric tons

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
IRON ORE	68,158	78,307	78,228	264,152	295,933	-0.1%	14.8%	12.0%
Southeastern System	24,694	30,018	30,743	96,630	113,781	2.4%	24.5%	17.7%
Itabira	12,051	12,082	11,799	47,069	46,710	-2.3%	-2.1%	-0.8%
Mariana[1]	7,380	8,548	9,507	29,519	33,135	11.2%	28.8%	12.2%
Minas Centrais	5,264	9,388	9,437	20,042	33,936	0.5%	79.3%	69.3%
Southern System	20,890	23,741	22,598	84,323	89,337	-4.8%	8.2%	5.9%
MBR	15,825	18,158	16,849	64,596	68,276	-7.2%	6.5%	5.7%
Minas do Oeste	5,065	5,583	5,749	19,727	21,061	3.0%	13.5%	6.8%
Carajás	22,217	24,263	24,620	81,762	91,687	1.5%	10.8%	12.1%
Urucum	357	285	267	1,437	1,128	-6.3%	-25.2%	-21.5%

[1]	Includes ROM that has been provided to Samarco: 1,088,000 mt in 3Q07 and 1,976,000 mt in 4Q07
VALE iron ore production reached a new record in 2007, namely 295.9 Mt. This was an increase of 12.0% on 2006, when we produced 264.1 Mt. This volume was below the programmed level of 300 Mt due to the challenges at the beginning of the year — the rainy season in Brazil and a lack of equipment — besides some interruptions in our operations due to invasions by militant groups in November, a problem that was solved by the action of government authorities.
Between 2001 and 2007, the Company’s annual production increased at an average annual rate of 14.1%, rising by 162 million metric tons over six years, which has contributed to consolidating our leadership in the global iron ore market.
The Southeastern System, which encompasses the Itabira, Mariana and Minas Centrais iron ore mines, performed very well and was responsible for the production of 113.8 Mt, representing 38.4% of the total produced by VALE in 2007. Brucutu produced 22 Mt, a performance consistent with the planned ramp-up. Brucutu is expected to achieve full capacity in 2008, producing 30 Mt.
The Southern System — MBR and Minas do Oeste — produced 89.3 Mt in 2007, 5.9% higher than in 2006. The 4Q07 production decreased relative to 3Q07 due to the heavy rainfall.
Production at Carajás in 4Q07, at 24.6 Mt versus 24.2 Mt in 3Q07, broke another record. In 2007, Carajás output reached 91.7 Mt, a new annual record, up 12.1% on the previous year’s production.
Production at Urucum, located in the state of Mato Grosso do Sul, Brazil, suffered a reduction in comparison with 4Q06. This was due to the shutdown of a plant, as a result of lack of a sufficient number of barges in the Paraguay River.

- Pellets — quarterly and annual record

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
PELLETS	4,371	4,434	4,650	14,182	17,570	4.9%	6.4%	23.9%
Tubarão I and II	1,624	1,556	1,681	6,045	6,369	8.0%	3.5%	5.4%
Fabrica	1,051	1,048	1,117	4,030	4,148	6.6%	6.3%	2.9%
São Luís	1,695	1,830	1,852	4,108	7,053	1.2%	9.3%	71.7%
Pellet production totaled 17.6 Mt in 2007, as against 14.2 Mt in 2006, in response to the strong global demand. Sao Luis restarted production in August 2006, and began operating at its new nominal capacity of 7 Mtpy, which was in fact exceeded in the last quarter of 2007. Production of pellets in 4Q07 reached an all-time high of 4.7 Mt, with an increase of 6.4% compared with the same period a year earlier.
In 2007, 11.2 Mt of blast furnace pellets were produced, and 6.4 Mt of direct reduction pellets. In 4Q07 production of blast furnace pellets amounted to 3.0 Mt, and direct reduction pellets, 1.7 Mt.
Adding the attributable production of non-consolidated joint ventures — Samarco, Nibrasco, Hispanobras, Itabrasco and Kobrasco — to the output figure for our wholly owned plants, according to the rules of consolidation required by BR GAAP (generally accepted accounting principles in Brazil)1, pellet production in 4Q07 amounted to 9.4 Mt, an increase of 4.1% compared with 4Q06. The production was 36.0 Mt in 2007 as against 33.2 Mt in 2006, setting another all-time high level.

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
PELLETS[2]	9,001	9,148	9,374	33,174	35,975	2.5%	4.1%	8.4%
Tubarão I and II	1,624	1,556	1,681	6,045	6,369	8.0%	3.5%	5.4%
Fabrica	1,051	1,048	1,117	4,030	4,148	6.6%	6.3%	2.9%
São Luís	1,695	1,830	1,852	4,108	7,053	1.2%	9.3%	71.7%
Nibrasco	1,165	1,185	1,197	4,644	4,573	1.1%	2.8%	-1.5%
Kobrasco	571	614	641	2,424	2,486	4.5%	12.3%	2.6%
Hispanobras	592	565	466	2,295	2,173	-17.5%	-21.3%	-5.3%
Itabrasco	511	491	515	2,043	2,044	4.9%	0.8%	0.0%
Samarco	1,792	1,860	1,904	6,925	7,130	2.4%	6.3%	3.0%
The aggregate production of the pellet plant group where VALE has stakes totaled 54.0 Mt, up 4.3% against 2006.

[1]	According to the BR GAAP rules, production of non-consolidated affiliates and joint ventures is computed proportionally to Vale’s equity stake in each of these non-consolidated companies.

[2]	Production attributable to Vale

- Manganese ore and ferroalloys — Azul resumes operations

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
MANGANESE ORE	576	100	118	2,242	1,333	18.3%	-79.5%	-40.5%
Azul	444	10	47	1,692	945	383.6%	-89.5%	-44.1%
Urucum	84	83	71	362	277	-14.2%	-15.3%	-23.5%
Other mines	49	7	0	188	111	n.m.	n.m.	-41.0%

FERROALLOY	138	130	137	534	542	5.2%	-0.9%	1.4%
Brazil	66	70	79	260	288	12.9%	20.7%	10.5%
Dunkerque	38	19	16	146	103	-17.7%	-59.4%	-29.1%
Mo I Rana	29	35	37	107	129	4.0%	26.9%	20.4%
Urucum	5	6	5	21	22	-6.8%	0.5%	4.3%
Production of manganese ore totaled 1.3 Mt in 2007, down 40.5% compared with 2006. The Azul mine produced 945,000 mt in 2007 versus 1.692 million mt in 2006. The operations at the Azul mine were suspended from July until mid-December of this year in order to give total priority to the transport of iron ore on the Carajás railroad (EFC).
In 4Q07, manganese ore production was 118,000 mt, compared with 100,000 mt in 3Q07 and 576,000 mt in 4Q06.
Alloy production in 2007 amounted to 542,000 mt, higher than the level achieved in 2006, of 534,000 mt. One of the furnaces of our Dunkerque plant was shut down for maintenance in August and resumed operations by the end of October, implying a small reduction of the production.
In 2007, ferroalloy production was made of 226,400 mt of high-carbon manganese alloys (FeMnAc), 220,700 of ferrosilicon manganese alloys (FeSiMn), 58,100 mt of medium-carbon manganese alloys (FeMnMC) and 28,900 mt of other types of alloys (CaSi). Production of cored wire (specialty alloys) was 8,000 mt. On June 5th, 2007, Vale sold CaSi, located in Minas Gerais, Brazil, and the cored wire plant, located in Dunkerque, France.

     NON-FERROUS MINERALS
- Nickel — a successful integration

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
NICKEL	65.2	55.1	69.0	234.7	247.9	25.3%	5.8%	5.6%
Sudbury	24.6	19.3	19.3	93.7	82.7	0.2%	-21.5%	-11.8%
Thompson	8.1	5.7	8.5	34.9	30.0	49.1%	4.5%	-14.1%
Sorowako	19.0	17.7	20.6	70.0	75.8	16.1%	8.2%	8.2%
Voisey’s Bay	13.4	12.3	20.5	35.5	58.9	67.3%	53.0%	65.9%
Others*	0.1	0.1	0.1	0.6	0.6	-14.0%	23.3%	1.7%.

*	The nickel concentrate is purchased from third-parties and processed into finished nickel by Vale Inco
Our finished nickel production reached an all-time high in 2007, at 247,900 metric tons (mt), rising 5.6% relatively to 20061. This performance highlights the successful integration of the former Inco Ltd., acquired by VALE in October 2006.
Volume produced in 4Q07 — 69,000 mt — increased 25.3% compared to 3Q07, being 5.8% higher than the previous record reached in 4Q06, of 65,200 mt. All the operations, with the exception of Sudbury, showed a strong increase in production in 4Q07, compared to the previous quarter.
Nickel output in the third quarter of the year uses to be negatively affected by the seasonality derived from the summer vacations in the Northern Hemisphere, where most of VALE’s production is originated. By the same token, global stainless steel production, responsible for 64% of world nickel consumption, is weaker at that time of the year.
In addition to the seasonal recovery, a number of operational challenges were overcome, which had contributed to a much better performance in the last quarter of 2007.
Finished nickel originated from the Sudbury Basin, in the province of Ontario, was 82,700 mt in 2007, 11,000 mt lower than the level reached in 2006, as a result of maintenance shutdowns, adjustments to equipment and problems with kiln # 1 at the Clydach refinery, located in Wales, United Kingdom. Clydach is responsible for 30% of the production of finished nickel at Sudbury.
The Sudbury production in 4Q07 remained flat, at 19,300 mt. However, it was lower than the figure in 4Q06, when production amounted to 24,600 mt. The decrease is partially explained by the lower feed grade, below the programmed levels, which contributes to reduce finished nickel output. We are investing and working to eliminate this problem at the Copper Cliff Smelter in 2008.
Production at Thompson, province of Manitoba, was 30,000 mt in 2007. In 4Q07, it grew significantly, 49.1% over the last quarter, totaling 8,500 mt.
Voisey’s Bay, located in the province of Newfoundland and Labrador, completed its ramp-up, producing 20,500 mt in 4Q07, coming to a total of 58,900 mt in 2007 as a whole. The nickel concentrate produced at Voisey’s Bay is processed at Sudbury and Thompson.
VALE produces nickel matte at Sorowako, in the island of Sulawesi in Indonesia, where we have the largest lateritic nickel operation in the world. Matte is an intermediate product, with 78% of nickel content, and it is processed into refined nickel at our refinery in Tokyo, Japan. Production of nickel-in-matte was 75,800 mt in 2007, compared to 70,000 mt the previous year. Despite the labor strike occurred in the Indonesian operations in November 2007, it managed to achieve a new quarterly production record of 20,600 mt.

[1]	The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 14.2 Kt in 2007 and 17.0 Kt in 2006

Given our global leadership in nickel proven and probable reserves, with 11.3 Mt of contained nickel distributed in four countries (Brazil, Canada, Indonesia and New Caledonia), VALE enjoys a significant growth potential. At the moment, we are developing three projects: Goro, in New Caledonia, Onça Puma, in Brazil, and Totten, in Canada. Goro, with an estimated nominal capacity of 60,000 mt and 4,700 mt of cobalt per year, is the largest nickel project being developed in the globe and is expected to come on stream late this year.
- Copper — another record

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
COPPER	85	65	74	267	284	14.2%	-12.5%	6.6%
Sossego	33	27	32	117	118	19.0%	-3.8%	0.4%
Sudbury	35	24	29	109	113	22.1%	-17.2%	4.1%
Thompson	1	0	0	1	1	14.3%	-49.3%	17.7%
Voisey’s Bay	11	11	10	28	42	-8.6%	-4.7%	51.0%
Others	4	2	2	11	9	-11.3%	-52.3%	-15.1%
VALE’s copper concentrate production totaled to 284,200 mt in 2007 setting a new record. It increased by 6.6% relatively to 2006.
Sossego copper output reached 32,000 mt in 4Q07 and 118,000 mt in 2007, the largest volume since its start-up in mid-2004.
Canadian operations added an additional 166,200 mt to our total copper production in 2007, rising 20.6% relatively to last year, when it was 137,800 mt. In the 4Q07, production in Canada was down compared to 4Q06 as a result of the maintenance shutdown of the Copper Cliff Smelter in November.
It is important to notice that VALE produces copper concentrates at Sossego, Carajás, Brazil, and copper concentrates, anodes and cathodes at its operations in Canada, where copper is extracted as a byproduct of nickel. The figures shown in this report refer to the volumes of copper contained in these products.
- Nickel by-products — cobalt hits a new record

						%change	%change	%change
	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
COBALT (metric tons)	575	668	680	1,977	2,524	1.8%	18.3%	27.6%
Sudbury	155	163	127	666	727	-22.4%	-18.4%	9.3%
Thompson	78	24	47	411	179	95.9%	-40.2%	-56.4%
Voisey’s Bay	302	257	430	680	1,239	67.6%	42.5%	82.2%
Others	40	225	77	221	379	-65.9%	91.4%	71.4%

PLATINUM (000’oz troy)	45	43	29	153	140	-32.6%	-35.4%	-8.7%
Sudbury	45	43	29	153	140	-32.6%	-35.4%	-8.7%

PALLADIUM (000’oz troy)	72	52	40	208	191	-24.0%	-45.1%	-8.0%
Sudbury	72	52	40	208	191	-24.0%	-45.1%	-8.0%

GOLD (000’ oz troy)	20	22	14	78	75	-34.1%	-27.2%	-3.6%
Sudbury	20	22	14	78	75	-34.1%	-27.2%	-3.6%

SILVER (000’ oz troy)	499	605	522	2,543	2,199	-13.7%	4.8%	-13.6%
Sudbury	499	605	522	2,543	2,199	-13.7%	4.8%	-13.6%

In 2007, cobalt production, driven by the good performance of Voisey’s Bay — Ovoid mine — reached a record of 2,524 mt, with a 27.6% increase relatively to last year.
Cobalt price is in a upward trend, reaching all-time high levels. This has been determined by supply restrictions and a strong demand growth, driven by batteries, including those used in hybrid electric vehicles, and super-alloys, used in the aerospace industry. Thus, the record production achieved is allowing VALE to benefit from the larger exposure to the cobalt cycle.
By contrast, the production of platinum group metals (PGMs) saw a drop in production. Platinum and palladium output decreased by 8.7% and 8.0%, respectively in 2007, as a consequence of the operational performance at our Sudbury operations.
- Potash — 671,000 metric tons

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
POTASH	180	180	173	732	671	-4.1%	-3.8%	-8.4%
Taquari-Vassouras	180	180	173	732	671	-4.1%	-3.8%	-8.4%
Annual production at Taquari-Vassouras reached 671,000 mt in 2007. The performance of the Company’s potash operations was adversely affected by problems with mining equipment in 1H07. Furthermore, since 2006, we have been mining a section that has lower grades. The geological condition of the deposits, in contrast with the case of ferrous minerals, does not allow for a rapid change in grades.
Potash production in the final quarter of 2007 amounted to 173,000 mt, down 4.1% on the volume produced in 3Q07.
- Kaolin — good performance

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
KAOLIN	332	356	379	1,352	1,354	6.5%	14.1%	0.1%
PPSA	151	178	185	597	639	3.9%	22.5%	7.1%
Cadam	181	177	194	755	714	9.1%	7.2%	-5.4%
In 2007, VALE’s production of Kaolin reached 1.4 Mt, in line with the levels of 2006.
At PPSA, 639,000 mt were produced in 2007, an all time-high, increasing 7.1% against 2006, while at CADAM the production was 714,000 mt, down 5.4%.
Production for 4Q07 amounted to a record of 379,000 mt, up 14.1% versus 4Q06

ALUMINUM
- Bauxite — Paragominas ramping up

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
BAUXITE	1,836	2,586	2,668	7,100	9,114	3.2%	45.3%	28.4%
Trombetas	1,836	1,867	1,850	7,100	7,223	-0.9%	0.7%	1.7%
Paragominas	—	719	819	—	1,890	13.8%	n.a.	n.a.
In 2007, bauxite production hit an all-time high of 9.1 Mt, 28.4% above the previous record of 7.1 Mt in 2006.
In accordance with US GAAP (US generally accepted accounting principles), only production from Paragominas is considered, a wholly owned VALE asset.
The new Paragominas bauxite mine, in the state of Pará, which began operations in April and is still in the ramp-up phase, produced 1.9 Mt in 2007. Mining at Paragominas, which should become one of the largest bauxite operations in the world, is setting a new standard for the upstream aluminum productive chain.
In 4Q07 our bauxite production totaled a record 2.7 Mt, 3.2% above 3Q07 levels (2.6 Mt). Production at Trombetas attributable to VALE reached 1.9 Mt.
- Alumina — a record year

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
ALUMINA	1,127	1,123	1,158	3,939	4,253	3.0%	2.7%	8.0%
Alunorte	1,127	1,123	1,158	3,939	4,253	3.0%	2.7%	8.0%
The Paragominas ramp-up and production increase in bauxite at Trombetas allowed the Barcarena refinery to produce 4.3 Mt of alumina in 2007, 8.0% higher than the previous year, setting another record. Thus Barcarena attained its full production capacity, which had been increased by the construction of stages 4 and 5 to 4.3 Mt per year.
The volume produced in 4Q07 reached 1.158 Mt as against 1.127 Mt in the same period in 2006.
- Aluminum — full capacity

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006
ALUMINUM	138	138	139	550	551	0.4%	0.2%	0.1%
Albras	115	115	114	456	455	-0.6%	-0.6%	-0.1%
Valesul	24	23	25	94	95	5.3%	3.9%	1.0%
The production of primary aluminum in 2007 was 551 kt, in line with the previous year, given that there has been no increase in production capacity.
In 4Q07 production reached 139 kt, as planned. Production at Albras, in Barcarena, amounted to 114 kt in 4Q07, and at Valesul, in Santa Cruz, in the state of Rio de Janeiro, 25 kt.

COAL
- Coal — our new growth platform

						%change	%change	%change
000’ metric tons	4Q06	3Q07	4Q07	2006	2007[1]	4Q07/3Q07	4Q07/4Q06	2007/2006
METALLURGICAL COAL	—	653	758	—	1,764	16.0%	n.a.	n.a.
Integra Coal	—	416	548	—	1,214	31.9%	n.a.	n.a.
Isaac Plains	—	120	103	—	249	-14.3%	n.a.	n.a.
Carborough Downs	—	118	101	—	269	-13.8%	n.a.	n.a.
Broadlea	—	—	5	—	32	n.a.	n.a.	n.a.

THERMAL COAL	—	140	220	—	440	57.8%	n.a.	n.a.
Integra Coal	—	93	118	—	255	27.4%	n.a.	n.a.
Isaac Plains	—	47	100	—	171	113.3%	n.a.	n.a.
Broadlea	—	—	2	—	14	n.a.	n.a.	n.a.

[1]	May to December figures
Vale Australia, our wholly owned subsidiary, owns four coal assets: Integra Coal (61.2%), Carborough Downs (80%), Isaac Plains (50%) and Broadlea (100%). These assets are classified as unincorporated joint ventures, characterized by a structure of shared results. Thus we have revised our coal production figures, according to FASB, which determines that the consolidation in this case must be proportional to Vale’s equity stake in each joint venture, for the conversion to USGAAP (US Generally Accepted Accounting Principles).
Coal production was 2.2 Mt in 2007, 1,764,000 mt of metallurgical coal and 440,000 mt of thermal coal. The problems caused by flooding on the Hunter River in Australia, in June, which adversely affected production at Integra Coal, were only eliminated in September.
Most of the production of metallurgic coal — 66.7% of the Company’s total production — comes from Integra Coal, in the Hunter Valley, in the state of New South Wales, which has both open pit and underground mines.
Carborough Downs (underground mine), Isaac Plains (open pit mine) and Broadlea (open pit mine) are located in Central Queensland, Australia. Carborough Downs and Broadlea, being located very close to each other, share the same coal handling and preparation plant (CHPP).
Due to the congestion at the coal ports in Australia, operations at Broadlea were shut down since July and are expected to restart in 1Q08. Production from Broadlea, Carborough Downs and Isaac Plains is transported along the Goonyella logistics corridor. It links the mines of the Central Queensland Bowen Basin to the Dalrymple Bay maritime terminal, while coal produced by Integra is transported along the Hunter Valley and shipped from the port of Newcastle, Australia’s largest coal port.

POWER GENERATION
Vale invests in power generation to meet its own consumption, in order to mitigate the risks of price and supply volatility and to reduce costs. In Brazil, it owns stakes in several consortia that own and operate eight hydroelectric power plants: Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II and Machadinho . All of them are located in the state of Minas Gerais, with the exception of Machadinho, in the state of Rio Grande do Sul.
In Indonesia, we own and operate two hydroelectric power plants, Larona and Balambano, in the Larona River, at Sulawesi.
In addition to those plants, we have some small hydropower plants in Brazil and Canada and in-site power generation facilities.
In 2007, our plants generated 5.714 million MWh, meeting 24.5% of the Company’s total consumption of electricity.
We own 30% of a consortium that is building the Estreito hydropower plant, in state of Tocantins, Brazil. Estreito will have a capacity of 1,087 MW. In Indonesia, Vale is building a third hydroelectric plant at the Larona River, Karebbe, with 130 MW. Simultaneously, we are building a coal fired 600 MW power plant, Barcarena, in the state of Pará, Brazil.
LOGISTICS
Our railroads (EFC, EFVM and FCA) carried 27.5 billon net ton kilometers of general cargo for clients, with a 3% increase over 2006.

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006

IRON ORE	68,158	78,307	78,228	264,152	295,933	-0.1%	14.8%	12.0%
Southeastern System	24,694	30,018	30,743	96,630	113,781	2.4%	24.5%	17.7%
Itabira	12,051	12,082	11,799	47,069	46,710	-2.3%	-2.1%	-0.8%
Mariana	7,380	8,548	9,507	29,519	33,135	11.2%	28.8%	12.2%
Minas Centrais	5,264	9,388	9,437	20,042	33,936	0.5%	79.3%	69.3%
Southern System	20,890	23,741	22,598	84,323	89,337	-4.8%	8.2%	5.9%
MBR	15,825	18,158	16,849	64,596	68,276	-7.2%	6.5%	5.7%
Minas do Oeste	5,065	5,583	5,749	19,727	21,061	3.0%	13.5%	6.8%
Carajás	22,217	24,263	24,620	81,762	91,687	1.5%	10.8%	12.1%
Urucum	357	285	267	1,437	1,128	-6.3%	-25.2%	-21.5%

PELLETS	4,371	4,434	4,650	14,182	17,570	4.9%	6.4%	23.9%
Tubarão I and II	1,624	1,556	1,681	6,045	6,369	8.0%	3.5%	5.4%
Fabrica	1,051	1,048	1,117	4,030	4,148	6.6%	6.3%	2.9%
São Luís	1,695	1,830	1,852	4,108	7,053	1.2%	9.3%	71.7%

MANGANESE ORE	576	100	118	2,242	1,333	18.3%	-79.5%	-40.5%
Azul	444	10	47	1,692	945	383.6%	-89.5%	-44.1%
Urucum	84	83	71	362	277	-14.2%	-15.3%	-23.5%
Other mines	49	7	0	188	111	n.m.	n.m.	-41.0%

FERRO-ALLOYS	138	130	137	534	542	5.2%	-0.9%	1.4%
Brasil	66	70	79	260	288	12.9%	20.7%	10.5%
Dunkerque	38	19	16	146	103	-17.7%	-59.4%	-29.1%
Mo I Rana	29	35	37	107	129	4.0%	26.9%	20.4%
Urucum	5	6	5	21	22	-6.8%	0.5%	4.3%

NICKEL	65	55	69	235	248	25.3%	5.8%	5.6%
Sudbury	25	19	19	94	83	0.2%	-21.5%	-11.8%
Thompson	8	6	8	35	30	49.1%	4.5%	-14.1%
Sorowako	19	18	21	70	76	16.1%	8.2%	8.2%
Voisey’s Bay	13	12	20	36	59	67.3%	53.0%	65.9%
Others	0	0	0	1	1	-14.0%	23.3%	1.7%

COPPER	85	65	74	267	284	14.2%	-12.5%	6.6%
Sossego	33	27	32	117	118	19.0%	-3.8%	0.4%
Sudbury	35	24	29	109	113	22.1%	-17.2%	4.1%
Thompson	1	0	0	1	1	14.3%	-49.3%	17.7%
Voisey’s Bay	11	11	10	28	42	-8.6%	-4.7%	51.0%
Others	4	2	2	11	9	-11.3%	-52.3%	-15.1%

ALUMINA	1,127	1,123	1,158	3,939	4,253	3.0%	2.7%	8.0%
Alunorte	1,127	1,123	1,158	3,939	4,253	3.0%	2.7%	8.0%

ALUMINUM	138	138	139	550	551	0.4%	0.2%	0.1%
Albras	115	115	114	456	455	-0.6%	-0.6%	-0.1%
Valesul	24	23	25	94	95	5.3%	3.9%	1.0%

METALLURGICAL COAL	—	653	758	—	1,764	16.0%	n.a.	n.a.
Integra Coal	—	416	548	—	1,214	31.9%	n.a.	n.a.
Isaac Plains	—	120	103	—	249	-14.3%	n.a.	n.a.
Carborough Downs	—	118	101	—	269	-13.8%	n.a.	n.a.
Broadlea	—	—	5	—	32	n.a.	n.a.	n.a.

THERMAL COAL	—	140	220	—	440	57.8%	n.a.	n.a.
Integra Coal	—	93	118	—	255	27.4%	n.a.	n.a.
Isaac Plains	—	47	100	—	171	113.3%	n.a.	n.a.
Broadlea	—	—	2	—	14	n.a.	n.a.	n.a.

COBALT (tons)	575	668	680	1,977	2,524	1.8%	18.3%	27.6%
Sudbury	155	163	127	666	727	-22.4%	-18.4%	9.3%
Thompson	78	24	47	411	179	95.9%	-40.2%	-56.4%
Voisey’s Bay	302	257	430	680	1,239	67.6%	42.5%	82.2%
Others	40	225	77	221	379	-65.9%	91.4%	71.4%

PLATINUM (000’ oz troy)	45	43	29	153	140	-32.6%	-35.4%	-8.7%
Sudbury	45	43	29	153	140	-32.6%	-35.4%	-8.7%

PALLADIUM (000’ oz troy)	72	52	40	208	191	-24.0%	-45.1%	-8.0%
Sudbury	72	52	40	208	191	-24.0%	-45.1%	-8.0%

GOLD (000’ oz troy)	20	22	14	78	75	-34.1%	-27.2%	-3.6%
Sudbury	20	22	14	78	75	-34.1%	-27.2%	-3.6%

SILVER (000’ oz troy)	499	605	522	2,543	2,199	-13.7%	4.8%	-13.6%
Sudbury	499	605	522	2,543	2,199	-13.7%	4.8%	-13.6%

POTASH	180	180	173	732	671	-4.1%	-3.8%	-8.4%
Taquari-Vassouras	180	180	173	732	671	-4.1%	-3.8%	-8.4%

KAOLIN	332	356	379	1,352	1,354	6.5%	14.1%	0.1%
PPSA	151	178	185	597	639	3.9%	22.5%	7.1%
Cadam	181	177	194	755	714	9.1%	7.2%	-5.4%

*	Under US GAAP, Vale consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

**	The nickel concentrate is purchased from third-parties and processed by Vale Inco

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q06	3Q07	4Q07	2006	2007	4Q07/3Q07	4Q07/4Q06	2007/2006

IRON ORE	69,930	80,170	80,099	271,069	303,163	-0.1%	14.5%	11.8%
Southeastern System	24,694	30,018	30,743	96,630	113,781	2.4%	24.5%	17.7%
Itabira	12,051	12,082	11,799	47,069	46,710	-2.3%	-2.1%	-0.8%
Mariana	7,380	8,548	9,507	29,519	33,135	11.2%	28.8%	12.2%
Minas Centrais	5,264	9,388	9,437	20,042	33,936	0.5%	79.3%	69.3%
Southern System	20,890	23,741	22,598	84,323	89,337	-4.8%	8.2%	5.9%
MBR	15,825	18,158	16,849	64,596	68,276	-7.2%	6.5%	5.7%
Minas do Oeste	5,065	5,583	5,749	19,727	21,061	3.0%	13.5%	6.8%
Carajás	22,217	24,263	24,620	81,762	91,687	1.5%	10.8%	12.1%
Urucum	357	285	267	1,437	1,128	-6.3%	-25.2%	-21.5%
Samarco	1,773	1,863	1,870	6,917	7,231	0.4%	5.5%	4.5%

PELLETS	9,001	9,148	9,374	33,174	35,975	2.5%	4.1%	8.4%
Tubarão I and II	1,624	1,556	1,681	6,045	6,369	8.0%	3.5%	5.4%
Fabrica	1,051	1,048	1,117	4,030	4,148	6.6%	6.3%	2.9%
São Luís	1,695	1,830	1,852	4,108	7,053	1.2%	9.3%	71.7%
Nibrasco	1,165	1,185	1,197	4,644	4,573	1.1%	2.8%	-1.5%
Kobrasco	571	614	641	2,424	2,486	4.5%	12.3%	2.6%
Hispanobras	592	565	466	2,295	2,173	-17.5%	-21.3%	-5.3%
Itabrasco	511	491	515	2,043	2,044	4.9%	0.8%	0.0%
Samarco	1,792	1,860	1,904	6,925	7,130	2.4%	6.3%	3.0%

MANGANESE ORE	576	100	118	2,242	1,333	18.3%	-79.5%	-40.5%
Azul	444	10	47	1,692	945	383.6%	-89.5%	-44.1%
Urucum	84	83	71	362	277	-14.2%	-15.3%	-23.5%
Other mines	49	7	0	188	111	-100.0%	-100.0%	-41.0%

FERRO-ALLOYS	138	130	137	534	542	5.2%	-0.9%	1.4%
Brasil	66	70	79	260	288	12.9%	20.7%	10.5%
Dunkerque	38	19	16	146	103	-17.7%	-59.4%	-29.1%
Mo I Rana	29	35	37	107	129	4.0%	26.9%	20.4%
Urucum	5	6	5	21	22	-6.8%	0.5%	4.3%

NICKEL	65	55	69	235	248	25.3%	5.8%	5.6%
Sudbury	25	19	19	94	83	0.2%	-21.5%	-11.8%
Thompson	8	6	8	35	30	49.1%	4.5%	-14.1%
Sorowako	19	18	21	70	76	16.1%	8.2%	8.2%
Voisey’s Bay	13	12	20	36	59	67.3%	53.0%	65.9%
Others	0	0	0	1	1	n.m.	n.m.	n.m.

COPPER	85	65	74	267	284	14.2%	-12.5%	6.6%
Sossego	33	27	32	117	118	19.0%	-3.8%	0.4%
Sudbury	35	24	29	109	113	22.1%	-17.2%	4.1%
Thompson	1	0	0	1	1	14.3%	-49.3%	17.7%
Voisey’s Bay	11	11	10	28	42	-8.6%	-4.7%	51.0%
Others	4	2	2	11	9	-11.3%	-52.3%	-15.1%

BAUXITE	1,836	2,586	2,668	7,100	9,114	3.2%	45.3%	28.4%
Trombetas	1,836	1,867	1,850	7,100	7,223	-0.9%	0.7%	1.7%
Paragominas	0	719	819	0	1,890	n.a.	n.a.	n.a.

ALUMINA	1,127	1,123	1,158	3,939	4,253	3.0%	2.7%	8.0%
Alunorte	1,127	1,123	1,158	3,939	4,253	3.0%	2.7%	8.0%

ALUMINUM	138	138	139	550	551	0.4%	0.2%	0.1%
Albras	115	115	114	456	455	-0.6%	-0.6%	-0.1%
Valesul	24	23	25	94	95	5.3%	3.9%	1.0%

METALLURGICAL COAL	—	653	758	—	1,764	16.0%	n.a.	n.a.
Integra Coal	—	416	548	—	1,214	31.9%	n.a.	n.a.
Isaac Plains	—	120	103	—	249	-14.3%	n.a.	n.a.
Carborough Downs	—	118	101	—	269	-13.8%	n.a.	n.a.
Broadlea	—	—	5	—	32	n.a.	n.a.	n.a.

THERMAL COAL	—	140	220	—	440	57.8%	n.a.	n.a.
Integra Coal	—	93	118	—	255	27.4%	n.a.	n.a.
Isaac Plains	—	47	100	—	171	113.3%	n.a.	n.a.
Broadlea	—	—	2	—	14	n.a.	n.a.	n.a.

COBALT (tons)	575	668	680	1,977	2,524	1.8%	18.3%	27.6%
Sudbury	155	163	127	666	727	-22.4%	-18.4%	9.3%
Thompson	78	24	47	411	179	95.9%	-40.2%	-56.4%
Voisey’s Bay	302	257	430	680	1,239	67.6%	42.5%	82.2%
Others	40	225	77	221	379	-65.9%	91.4%	71.4%

PLATINUM (000’ oz troy)	45	43	29	153	140	-32.6%	-35.4%	-8.7%
Sudbury	45	43	29	153	140	-32.6%	-35.4%	-8.7%

PALLADIUM (000’ oz troy)	72	52	40	208	191	-24.0%	-45.1%	-8.0%
Sudbury	72	52	40	208	191	-24.0%	-45.1%	-8.0%

GOLD (000’ oz troy)	20	22	14	78	75	-34.1%	-27.2%	-3.6%
Sudbury	20	22	14	78	75	-34.1%	-27.2%	-3.6%

SILVER (000’ oz troy)	499	605	522	2,543	2,199	-13.7%	4.8%	-13.6%
Sudbury	499	605	522	2,543	2,199	-13.7%	4.8%	-13.6%

POTASH	180	180	173	732	671	-4.1%	-3.8%	-8.4%
Taquari-Vassouras	180	180	173	732	671	-4.1%	-3.8%	-8.4%

KAOLIN	332	356	379	1,352	1,354	6.5%	14.1%	0.1%
PPSA	151	178	185	597	639	3.9%	22.5%	7.1%
Cadam	181	177	194	755	714	9.1%	7.2%	-5.4%

*	1)	Under Consolidated BR GAAP, Vale consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

	2)	For the companies in which Vale has shared control (Samarco, Nibrasco, Kobrasco, Hispanobras, Itabrasco and MRN), consolidation is proportional to Vale’s stake in the company.

	3)	The production volumes of companies in which Vale has minority interests are not consolidated.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: Marcus.thieme@vale.com
Patrícia Calazans: patrícia.Calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: February 15, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations